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                     Filed by Board of Trade of the City of Chicago (CBOT)
                     Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on July 25, 2000 and is available on the CBOT's Internet and Intranet sites.

                               [CBOT LETTERHEAD]

                                 July 25, 2000

Dear Fellow Members:

     Several weeks ago, the membership overwhelmingly approved the implementation of the initial step of our overall restructuring strategy, which will enable the CBOT to reincorporate in Delaware as a Delaware nonstock, not-for-profit corporation. In addition, shortly after the membership vote, we filed a lawsuit seeking a declaration that the CBOT's reincorporation in Delaware would not extinguish the Exercise Right and asked the Court to prevent the CBOE from taking any action to the contrary. The purpose of this letter is to provide you information on the status of the implementation of our overall restructuring strategy as well as litigation with the CBOE.

     Immediately following membership approval of the initial step of the overall restructuring strategy, the CBOT initiated the process of implementing the actions necessary to reincorporate in Delaware. At this time, we are awaiting approval from the Commodity Futures Trading Commission, which we expect to receive shortly, to proceed with the reincorporation merger that will change
the CBOT's status to a Delaware nonstock, not-for-profit corporation.   In
addition, following the reincorporation in Delaware, we plan to initiate the process of forming the electronic trading company for the purpose of reorganizing our electronic trading business, part of which is currently operated by Ceres Trading Limited Partnership.

     As you are aware, on June 30, 2000, we brought suit to enforce our 1992 Agreement with the CBOE and to obtain a court determination that the CBOT's reincorporation in Delaware would not extinguish the Exercise Right. As anticipated, the CBOE has moved to dismiss the lawsuit, arguing that disputes over the Exercise Right can only be resolved by the CBOE, subject to SEC review. At our urging, the court has agreed to rule on that motion on an accelerated schedule; the next scheduled hearing is set for August 3, 2000. In the event the court denies the motion to dismiss and allows the case to proceed, we will then urge expedited treatment of the motion for summary judgment we filed on July 6, 2000.

     Once again, I commend the membership for approving the first step of the overall restructuring, which is another ground-breaking step in continuing the Board of Trade's tradition of industry leadership in the increasingly global and technologically advanced
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marketplace. As further developments occur, I will strive to communicate them to the membership as soon as practicably possible.

                                                  Sincerely,

                                                  /s/ David P. Brennan
                                                  David P. Brennan
                                                  Chairman of the Board

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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